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04046422

November 18, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of November 11, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
DEC 03 2004
THOMSON
FINANCIAL

12/2

SEC MAIL RECEIVED PROCESSING
NOV 29 2004
WASH. D.C. 202 SECTION

DOCSNY1:1082596.2

Press Information

Flughafen Wien Group:
Good development of traffic leads to higher turnover for the first three quarters.

The Flughafen Wien Group recorded a 15.8% increase in turnover to EUR 299.5 million for the first three quarters of 2004, which was supported primarily by the development of traffic. This growth was contrasted by higher operating expenses, and income before interest and taxes (EBIT) rose EUR 4.8 million to EUR 86.9 million. Financial results totalled EUR +1.6 million. Profit for the period increased by EUR 0.4 million to EUR 60.1 million.

"A solid increase in traffic served as the motor for growth during the first three quarters", commented **Herbert Kaufmann**, member of the Management Board and speaker of Flughafen Wien AG, on the development of this publicly traded company in 2004.

Consolidated Income Statement for the First Three Quarters

T€	1-9/2004	1-9/2003	Change in %
Turnover	**299,464.9**	**258,683.9**	**15.8%**
Other operating income	12,580.0	12,638.0	-0.5%
Operating income	**312,044.9**	**271,321.8**	**15.0%**
Cost of materials and services	-19,204.6	-14,915.7	28.8%
Personnel expenses	-123,396.8	-108,351.0	13.9%
Amortization of intangible assets and Depreciation of fixed assets	-35,522.4	-33,522.0	6.0%
Other operating expenses	-47,058.3	-32,433.9	45.1%
Income before interest and taxes (EBIT)	**86,862.8**	**82,099.1**	**5.8%**
Income from inv., excl. associates at equity	500.5	1,603.3	-68.8%
Net financing costs	5,786.4	6,190.1	-6.5%
Other income from financing activities	-4,917.9	708.0	-794.6%
Financial results, excl. associates at equity	1,369.0	8,501.3	-83.9%
Income from associates at equity	234.1	67.0	249.3%
Financial results	**1,603.1**	**8,568.4**	**-81.3%**
Profit before tax (EBT)	**88,465.9**	**90,667.5**	**-2.4%**
Taxes on income	-28,214.2	-30,638.0	-7.9%
Minority interest	-142.5	-298.8	-52.3%
Profit for the period	**60,109.2**	**59,730.7**	**0.6%**
Earnings per share (in €)	2.86	2.84	0.7%

Consolidated Income Statement for the Third Quarter

T€	7-9/2004	7-9/2003	Change in %
Turnover	**104,609.3**	**91,554.2**	**14.3%**
Other operating income	3,920.2	4,497.7	-12.8%
Operating income	**108,529.4**	**96,051.9**	**13.0%**
Cost of materials and services	-5,211.6	-4,160.9	25.3%
Personnel expenses	-42,062.8	-36,681.5	14.7%
Amortization of intangible assets and Depreciation of fixed assets	-11,558.1	-12,002.4	-3.7%
Other operating expenses	-17,228.9	-12,638.8	36.3%
Income before interest and taxes (EBIT)	**32,468.0**	**30,568.3**	**6.2%**
Income from inv., excl. associates at equity	0.0	1,629.9	-100.0%
Net financing costs	1,391.2	2,209.2	-37.0%
Other income from financing activities	-2.8	0.0	n.a.
Financial results, excl. associates at equity	1,388.4	3,839.1	-63.8%
Income from associates at equity	877.1	488.9	79.4%
Financial results	**2,265.5**	**4,328.0**	**-47.7%**
Profit before tax (EBT)	**34,733.5**	**34,896.4**	**-0.5%**
Taxes on income	-11,579.0	-11,752.3	-1.5%
Minority interest	-92.6	-209.9	-55.9%
Profit for the period	**23,061.8**	**22,934.2**	**0.6%**
Earnings per share (in €)	1.10	1.09	0.9%

Segment Results

T€	1-9/2004	1-9/2003	Change in %
Airport			
Segment turnover*	141,337.3	120,026.4	17.8%
Segment results	63,529.3	58,676.2	8.3%
Handling			
Segment turnover*	92,286.1	78,990.1	16.8%
Segment results	14,451.8	13,857.6	4.3%
Non-Aviation			
Segment turnover*	65,609.2	59,463.6	10.3%
Segment results	23,670.4	21,492.5	10.1%

* External turnover

The Development of Air Traffic in Europe
With average growth of 7.6% across the major airports in Europe, air traffic in this region continues to show solid development.

The Development of Traffic in Vienna
Vienna International Airport recorded two-digit growth rates in all traffic segments for the first nine months of 2004. A total of 11,246,211 passengers were handled from January through September 2004, which represents a 17.5% increase over the comparable period of the previous year. Growth of 22.1% was registered in the number of transfer passengers. Maximum take-off weight rose 18.5% and flight movements increased 15%. Cargo reported a plus of 22.1%.

Low-cost carriers continued to record high growth. During the first nine months of 2004 they handled a total of 1,180,830 passengers, in comparison to 491,734 passengers in the comparable period of

2003. The share of low-cost carriers in our total passenger volume rose to 10.5% during the current period.

Long-haul traffic also showed strong development. The number of passengers travelling to North America rose 20% and the Far East recorded an increase of 30.7%. The growth in traffic to the Near and Middle East reached an extremely high 62.9%. An increase of 24.2% in travel to Eastern Europe highlights the importance of Vienna as a hub at the heart of the new Europe.

Turnover
Flughafen Wien Group recorded an increase of 15.8% in turnover to EUR 299.5 million for the first nine months of 2004.

External turnover in the Airport Segment rose 17.8% to EUR 141.3 million. This development was supported by the expansion of traffic, primarily with low-cost carriers but also in travel to Eastern Europe and on long-haul routes. Incentives launched to increase traffic also contributed to this growth.

Turnover in the Handling Segment rose 16.8% to EUR 92.3 million, chiefly as the result of an increase in the number of aircraft handled and a plus in individual services. The number of aircraft handled increased 14.7% and cargo volume grew 22.1%.

The Non-Aviation Segment reported a plus of 10.3% in external turnover to EUR 65.6 million. The largest growth was recorded in the areas of security services and parking as well as shopping and gastronomy. The shopping and gastronomy sector registered an increase of 11.9% in rental income. The Duty-Free and Travel-Value Shops as well as airside gastronomy recorded above-average growth, which was chiefly the result of the strong increase in the number of passengers.

Earnings

Third Quarter 2004
Turnover rose 14.3% to EUR 104.6 million because of the increase in traffic. Incentives introduced to support traffic growth held the development of turnover somewhat below the increase in traffic. Operating expenses were 16.2% higher, with the largest increases recorded under personnel and miscellaneous operating costs. EBIT increased 6.2% to EUR 32.5 million.

Financial results declined 47.7% to EUR 2.3 million. This development the result of a decrease in net interest income, which was caused by a reduced investment volume and lower interest rates on capital and money markets, as well as the write-up of an investment in the Berlin airport project during the prior year. Net profit for the third quarter of 2004 rose 0.6% over the comparable prior year period to EUR 23.1 million.

First Nine Months of 2004
Despite the increase in profit before tax, the EBIT margin decreased 2.4 percentage points to 27.8% because of the growth in operating income. The EBITDA margin fell 3.4 percentage points to 39.2%.

Financial results declined EUR 7.0 million to EUR +1.6 million. This development was primarily the result of a EUR 5.3 million reversal to the revaluation reserve following the sale of a fund investment.

Profit before tax (EBT) decreased 2.4% to EUR 88.5 million.

The Austrian Parliament has authorised a reduction in the corporate tax rate from 34 to 25% beginning in 2005. The calculation of deferred taxes reflects this change, which led to a decrease in both tax expense and the tax rate.

After the deduction of EUR 28.2 million in taxes and the share of profit due to minority interest, net profit for the first nine months of 2004 totalled EUR 60.1 million versus EUR 59.7 million for the comparable period of 2003.

Financial, Asset and Capital Structure

Cash flow from operating activities rose by EUR 8.0 million to EUR 120.5 million for the first nine months of 2004. This development was the result of higher profit before tax and depreciation as well as an increase in liabilities, which were offset by an increase in receivables and reduction in provisions.

High capital expenditure during the first three quarters of 2004 led to an increase of EUR 36.2 million in cash outflows for investing activities to EUR -99.6 million.

Negative cash flow of EUR 42.1 million from financing activities resulted almost entirely from the payment of EUR 42.0 million in dividends for the 2003 Business Year.

Non-current assets increased 9.7% to EUR 727.8 million as a result of capital expenditure.

Investments in intangible assets as well as property, plant and equipment amounted to EUR 101.9 million for the first nine months of 2004. The decrease of EUR 1.4 million in other financial assets resulted primarily from the partial sale of R63 Fund shares.

Deferred tax assets were recalculated and adjusted based on the announced reduction in the corporate tax rate as of 2005.

Current assets declined 0.4% from 31 December 2003 to EUR 170.9 million as of 30 September 2004. Cash and cash equivalents decreased by EUR 17.7 million to EUR 113.4 million because of higher expenditures for investments and maintenance.

Equity rose 4.6% to EUR 617.5 million. This increase comprised EUR 60.1 million of profit for the first three quarters of 2004, the distribution of EUR 42.0 million in dividends for the 2003 Business Year, a change of EUR +2.6 million in the revaluation reserve after tax, and the impact of the change in the corporate tax rate as of 2005. The equity ratio totalled 68.7% (year-end 2003: 70.7%).

Non-current liabilities declined 4.5% to EUR 100.6 million following an adjustment to the provision for expenses related to the employee fund.

Current liabilities increased 29.3%, or EUR 40.9 million, to EUR 180.4 million.

Corporate Spending

Major investment projects during the first nine months of 2004 included a drainage system for Runway 16/34 (EUR 9.3 mill.) as well as construction on the northeast apron (EUR 11.2 mill.), air traffic control tower (EUR 11.6 mill.) and Office Park (EUR 24.9 mill.), the expansion of the baggage handling centre (EUR 5.9 mill.), preliminary work for the enlargement of the railway station (EUR 4.7 mill.), the airport roadway system (EUR 6.8 mill.) and planning services for the Skylink project (EUR 4.6 mill.).

Outlook

With growth of 12.3% in the number of passengers, 12.6% in flight movements and 20.7% in maximum take-off weight (MTOW), Vienna International Airport also recorded two-digit growth in October.

Our winter flight schedule for 2004/2005 adds London Stansted, Turin, Cancun and Trinidad/Tobago, bringing the total number of destinations to 145 and the number of flights to 2,397 per week. Maersk Air has also introduced flights to Vienna International Airport starting January 2005 to Copenhagen. Our home carrier has increased its weekly frequencies from 1,150 flights in winter 2003/2004 to 1,412 this season.

FILE NO.
82-3907

Vienna International Airport

A new tariff structure took effect at Vienna International Airport on 1 October 2004, and reduced landing tariffs by an average of 16%. This programme is designed to strengthen hub activities and the competitive position of Vienna. In order to further expand the east-west hub function, a frequency incentive with reductions of up to 40% has been offered to all airlines. These measures - the tariff reform and frequency incentive - will lead to a reduction in fees of approximately EUR 3 million in 2004 and roughly 3% in 2005 for Flughafen Wien AG.

For the year 2004 we expect an increase in the total number of passengers to 14.7 million. In 2003 we handled 12,784,504 passengers.

The new air traffic control tower, the future landmark of Vienna International Airport that is rented for the most part to Austro Control, will open for operations in summer 2005.

For additional information contact: Hans Mayer (+43-1-)7007-23000

31/04 .... M/MY .... 18. November 2004